Exhibit 4.12

Share Transfer Agreement

ESPORT - WIN LIMITED

and

BIT Mining Limited

Signing Date: December 28, 2023

This Share Transfer Agreement (hereinafter referred to as “Agreement”) is made and entered into for the purpose of this Agreement on December 28, 2023 (hereinafter  refereed to as “Signing Date”) by and between:

Party A: ESPORT - WIN LIMITED

Registered Address: Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong

Party B: BIT Mining Limited

Registered Address: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

Hereinafter, Party A and Party B are individually referred to as “Party” and collectively as “Parties”.

Whereas:

1.	Party A is a company duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China

(hereinafter referred to as “Hong Kong”).

2.

Party B is a company duly incorporated and validly existing under the laws of the Cayman Islands, listed on the New York Stock Exchange (Stock Code: BTCM), and legally holds or will legally hold at the time of the first closing, 100% of the issued shares of Alliance International Technologies Limited (hereinafter referred to as the “Target Company”), a company duly incorporated and validly existing under the laws of the British Virgin Islands. The Target Company legally holds 100% of the issued Shares of Hong Kong Sunstar Technology Co., Limited (hereinafter referred to as “HK Sunstar”), a company duly incorporated and validly existing under the laws of Hong Kong. HK Sunstar legally holds 100% of the issued shares of Beijing Guixinyanghang Technology Co., Ltd. (hereinafter referred to as “Beijing Guixin”), a company duly incorporated and validly existing under the laws of the People’s Republic of China. Beijing Guixin legally holds 100% of the issued shares of Shenzhen Chuangyinghuanyu Network Technology Co., Ltd. (hereinafter referred to as “Shenzhen Chuangying”), a company duly incorporated and validly existing under the laws of the People’s Republic of China. HK Sunstar, Beijing Guixin, and Shenzhen Chuangying are collectively referred to as the "Subsidiaries". The details of Party B’s holding of the Target Company and its

Subsidiaries are as specified in Exhibit 1 of this Agreement.

3.	The Target Company’s main business includes its mining pool, browser, and the BTC.com domain name under BTC.com.
4.

Party A intends to acquire 100% of the issued shares of the Target Company held by Party B. Both Parties have reached this Agreement based on equal negotiation for the aforementioned shares transfer , to be jointly executed.

Article 1Target Shares of the Transaction

1.1

The Target Shares that Party B intends to transfer is: 100% of the issued shares of the Target Company held by Party B (hereinafter collectively referred to as the “Target Shares” and simply referred to as the “Transaction”).

1.2

In accordance with the terms and conditions specified in this Agreement, Party B will transfer the Target Shares it holds to Party A, along with all rights and obligations attached to the Target Shares (including but not limited to trademarks, technology and other intellectual property rights under BTC.com, brand, market, customers, etc.).

1.3	Party A hereby accepts the transfer of the Target Shares from Party B in accordance with the terms and conditions specified in this Agreement.

Article 2Share Transfer Price and Payment

2.1

The total amount of the transfer price for the Target Shares is: US$5,000,000 (Five Million US Dollars) (hereinafter referred to as the “Share Transfer Price”). The Share Transfer Price is determined through fair negotiation between both Parties.

2.2	Payment Method and Arrangement
(1)

Within 30 days after all the conditions precedent specified in Article 4 of this Agreement are met, Party A shall pay Party B US$3,000,000 (Three Million US Dollars). Party A shall make the payment in an equivalent amount of cryptocurrency, with the coin price based on the open market price at midnight on the day of payment at the cryptocurrency exchange Coinbase (hereinafter referred to as the “First Payment”).

(2)

On October 15, 2024, Party A shall pay Party B US$1,000,000 (One Million US Dollars). Party A shall make the payment in US dollars or an equivalent amount of cryptocurrency, with the coin price based on the open market price at midnight on the day of payment at the cryptocurrency exchange Coinbase.

(3)

On October 15, 2025, Party A shall pay Party B US$1,000,000 (One Million US Dollars). Party A shall make the payment in US dollars or an equivalent amount of cryptocurrency, with the coin price based on the open market price at midnight on the day of payment at the cryptocurrency exchange Coinbase.

Article 3Closing

3.1

The Parties agree that closing of the Transaction shall be completed within 30 days after the receipt of the First Payment by Party B, so that on the date of closing Party A be registered as the sole shareholder of the Target Company (hereinafter referred to as “Closing” and the date on which Closing shall take place as “Closing Date”).

Closing Conditions Precedent

4.1	The Parties agree that Closing contemplated hereby shall be subject to the satisfaction of the following conditions precedent:
(1)	The Parties and any relevant parties have signed this Agreement and all the relevant documents of the Transaction in accordance with law;
(2)	The Transaction has been considered and approved at the board of directors meeting of Party A;

(3)	The Transaction has been considered and approved by the board of directors of Party B；
(4)	The shareholders’ meeting of the Target Company approves this transaction;
(5)

From the signing date of this Agreement to the Closing Date, all declarations, warranties, and commitments made by Party B under this Agreement remain and continuously be true, complete, and accurate in all significant aspects, without any false statements, significant omissions, or misleading information.

4.2

If, prior to Closing of the Transaction, any laws applicable to the Transaction have been amended, the Parties shall in that case vary the conditions precedent to Closing of the Transaction in accordance with the applicable laws and regulations as in force at the time.

Article 5Transfer of Rights and Obligations

5.1	From the Closing Date, all rights and/or obligations enjoyed and/or assumed by Party B based on the Target Shares shall be transferred to and assumed by Party

A; such rights and obligations include but are not limited to voting rights, rights to dividend distribution, rights to the distribution of residual property, and other rights and obligations stipulated by law and the articles of association.

5.2

From the Closing Date, all rights and/or obligations enjoyed and/or assumed by the Target Company and its subsidiaries shall be transferred to and assumed by Party A. Such rights and obligations include but are not limited to assets held by the Target Company as well as debts to be assumed (including but not limited to accounts payable of the Target Company).

5.3

The Parties confirm that all current directors, supervisors and employees of the Target Company and their subsidiaries shall remain in their office after Closing, pursuant to the appointment documents for directors and supervisors that are in force or the labor contracts for employees signed by/with the Target Company or their subsidiaries.

Article 6Warranties and Commitments

6.1	Party A declares, warrants, and commits to Party B:
(1)	Party A has full power to enter into this Agreement, assume responsibilities under this Agreement, and fulfill the terms of this Agreement to complete the transaction under this Agreement.

(2)

Party A has completed the due diligence it deems necessary on the Target Company and its subsidiaries and unconditionally agrees to accept these companies on the Closing Date as they are at that time (including but not limited to intellectual property, operational business, employee engagement, etc.).

(3)	All information, documents, and data provided by Party A to Party B are true, accurate, complete, and free from significant concealment, omission,falsehood, or misleading aspects.
6.2	Party A further commits to:
(1)	Collaborate with Party B to apply for the necessary approvals required for the transfer of the Target Shares;
(2)	Execute the rights and obligations of all shareholders related to the Target Shares and stipulated in the articles of association of the Target Company after the Closing Date;
(3)	Assist Party B in handling the registration related to the transfer of the Target Shares with relevant institutions.
6.3	Party B declares, warrants, and commits to Party A:

(1)

The Target Shares is fully owned by Party B. Party B has full power to enter into this Agreement, assume responsibilities under this Agreement, and fulfill the terms of this Agreement to complete the transaction under this Agreement.

(2)	The Target Shares is free from any mortgage, lien, encumbrance, option, preemptive right, or any other third-party rights or property burdens or any kind of rights or interests.
(3)	The Target Company has no external guarantees provided to third parties; if any external guarantee prior to the Closing Date causes losses to the Target Company, Party B shall assume all such losses;
(4)	All information, documents, and data provided by Party B to Party A are true, accurate, complete, and free from significant concealment, omission,falsehood, or misleading aspects.

6.4Party B further commits to:

(1)	Collaborate with Party A to apply for the necessary approvals required for the transfer of the Target Shares ;
(2)	Execute the rights and obligations of all shareholders related to the Target Shares and stipulated in the articles of association of the Target Company prior to the Closing Date;

(3)Handle the registration related to the transfer of the Target Shares with relevant institutions.

6.5	Warranties and commitments prior to the closing of the Target Shares:
(1)

Except as otherwise provided in this Agreement, Party B commits that from the date of signing of this Agreement until the closing, without the prior written consent of Party A, Party B will ensure that the Target Company operates under normal business processes.

(2)	The Target Company shall complete the payment of profits to Party B prior to the Closing Date; profits generated by the Target Company from the Closing Date belong to Party A.

Article 7Restrictions on Announcements and Disclosures

7.1

Except with the prior written consent of the other party, parties to this Agreement will not disclose the monetary amounts or other matters related to this Agreement, except as required or stipulated by law and/or relevant government or regulatory authorities (including but not limited to the U.S. Securities and Exchange Commission (SEC)) or due to any other normative requirements.

7.2

Except as otherwise provided in Clause 7.3 of this Agreement, parties to this Agreement shall not publish the terms of the transaction under this Agreement or related arrangements and other ancillary matters without the prior written consent of the other parties to this Agreement.

7.3

The provisions of Article 7 of this Agreement shall not apply to any announcements required to be made to regulatory authorities. The Parties shall consult on the content of the announcement, which is also subject to subsequent review by regulatory authorities and amendments as required by them.

Article 8Bearing of Taxes and Fees

8.1	Various taxes and fees arising from the signing and performance of this Agreement shall be borne by both Parties in accordance with the provisions of relevant laws.

Article 9Termination of Agreement and Liability for Breach

9.1	The Agreement can be terminated by written consent of both Parties without any liability.

9.2

Except for force majeure reasons, any party that fails to perform, or does not timely or properly perform, any of its obligations under this Agreement, or violates any representation, warranty, or commitment made under this Agreement, shall be deemed to be in breach and shall bear corresponding legal liabilities in accordance with the law.

Article 10Force Majeure

10.1

“Force Majeure” refers to all events that occur after the effective date of this Agreement that hinder a party from performing all or part of its obligations, and which are beyond the control of, unforeseeable, unavoidable, or insurmountable by that party, including earthquakes, typhoons, floods, fires, wars, government actions, or any other unforeseeable, unavoidable, or uncontrollable events;

10.2

Any party that partially or wholly fails to fulfill its obligations under this Agreement due to force majeure and without fault on its part shall not be deemed to be in breach, but shall take all necessary remedial measures to minimize losses caused by force majeure, as conditions permit;

10.3

The party affected by force majeure shall, within three working days from the date of the event, notify the other party of the occurrence of the event in writing and shall, within fifteen working days after the event, provide the other party with details of the force majeure, as well as valid proof of the reasons for not being able to perform, partially perform, or needing to delay performance in whole or in part. Depending on the impact of the event on this Agreement, the Parties shall negotiate whether to terminate this Agreement, or exempt the performance of relevant parts of this Agreement, or delay the performance of this Agreement.

Article 11Applicable Law and Dispute Resolution

11.1	This Agreement is governed by and interpreted according to Hong Kong law;
11.2

Any disputes related to this Agreement shall first be resolved through negotiation by both Parties. If the Parties fail to resolve the dispute through sincere negotiation, either party may submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with the then-effective arbitration rules of the arbitration commission and apply the simplified procedure. The place of arbitration is Hong Kong, China, and the language of arbitration is Chinese. The arbitration decision is final and binding on both Parties involved.

Article 12General Provisions

12.1	This Agreement becomes effective upon signature or seal by authorized representatives of both Parties.
12.2	Any amendments to this Agreement shall be made in writing and take effect only after being signed or sealed by both Parties upon mutual agreement.
12.3

If any provision of this Agreement is deemed invalid, such provision shall be deemed null and void, but this shall not affect the validity of any other provision of this Agreement; both Parties shall make their best efforts to replace it with a valid and enforceable provision that closely matches the intent of the original provision.

12.4

This Agreement is signed in Chinese and English. The two versions have the same legal effect. In the event of inconsistency between the two language versions of the Agreement, the Chinese version shall prevail.

12.5

This Agreement is made in four copies, each of which shall have the same legal effect. Each party shall hold one copy, with the remaining copies used for handling relevant approvals, registrations, or filings.

(Exhibits and Signature Page to Follow.)

(Signature Page of the Share Transfer Agreement)

Party A: ESPORT - WIN LIMITED

Authorized Representative (Sign):

Party B: BIT Mining Limited

Authorized Representative (Sign):

Exhibit I: Shareholding structure of the Target Company and its subsidiaries held by Party B

Exhibit II: operations information